8

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form N-8F

    Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

       [X]   Merger

       [ ]   Liquidation

       [ ]   Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ]   Election of status as Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Principal Pacific Basin Fund, Inc.

3. Securities and Exchange Commission File No.: 811-09803

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        [X]   Initial Application           [  ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State and Zip Code):

    The Principal Financial Group,  711 High Street, Des Moines, Iowa 50392-0200

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Michael D. Roughton
          Principal Life Insurance Company
          711 High Street
          Des Moines, IA  50392-0300
          Telephone: (515) 248-3842


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 ("Act") [17 CFR 270.31a-1, ..31a-2]:

         Principal Management Corporation
         The Principal Financial Group
         Des Moines, Iowa 50392
         Telephone:  (515) 246-7372

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

        [X] Management company;

        [ ] Unit investment trust; or

        [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [X]    Open-end                  [  ]    Closed-end

10. State law under which fund was organized or formed (e.g., Delaware, Massachusetts):

            Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Principal Management Corporation
         The Principal Financial Group
         Des Moines, Iowa 50392

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Princor Financial Services Corporation
          The Principal Financial Group
          Des Moines, Iowa 50392


13. If the fund is a unit investment trust ("UIT") provide (a) Depositor's name(s) and address(es): (b) Trustee's names(s) and address(es):

              Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [  ]  Yes               [X]  No


        If "Yes," for each UIT state:

             Names(s):
             File No.:  811-_____
             Business Address:

         Not applicable.

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X]  Yes               [  ]  No

        If "Yes," state the date on which the board vote took place:
           September 9, 2002.

        If "No," explain:    Not applicable.

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X]  Yes               [  ]  No

        If "Yes," state the date on which the shareholder vote took place:
October 28, 2002.

        If "No," explain:    Not applicable.

II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [  ]  Yes               [X]  No

          (a) If "Yes," list the date(s) on which the fund made those distributions:

                Not applicable.


          (b)  Were the distributions made on the basis of net assets?

                [  ]  Yes               [X]  No               Not applicable.

          (c)  Were the distributions made pro rata based on share ownership?

                [  ]  Yes               [X]  No               Not applicable.


          (d) If "No" to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used to explain how it was calculated:

              Not applicable.


          (e)  Liquidation only:
            Were any distributions to shareholders made in kind?
                [  ]  Yes               [  ]  No
           If "Yes," indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

             Not applicable.

17.    Closed-end funds only: Has the fund issued senior securities?

             [  ]  Yes          [  ]  No

         If "Yes," describe the method of calculating payments to senior securityholders and distributions to other shareholders:

            Not applicable.

18. Has the fund distributed all its assets to the fund's shareholders?

            [X]  Yes           [  ]  No

            If "No,"

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

               Not applicable.


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

             [  ]  Yes          [X]  No

         If "Yes," describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         Not applicable.

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

             [  ]  Yes         [X]  No

              If "Yes,"

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?
               [ ] Yes [ ] No

                  Not applicable.

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             [  ]  Yes         [X]  No

              If "Yes,"

          (a)  Describe the type and amount of each debt or other liability:
          (b) How does the fund intend to pay these outstanding debts or other liabilities?

              Not applicable.

IV.  Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses: $0

          (ii) Accounting expenses: $1,900

          (iii) Other expenses (list and identify separately): Printing and
              Mailing: $1414

          Proxy solicitation and tabulation:$0

          (iv)  Total expenses (sum of lines (i) - (iii) above):       $3,314

      (b) How were those expenses allocated?

             See answer to (c) below.

      (c) Who paid those expenses

         These expenses are being borne by the fund's manager, Principal Management Corporation.

       (d) How did the fund pay for unamortized expenses (if any)?

             The fund had no such expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [  ]  Yes     [X]  No

          If "Yes," cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

            [  ]  Yes           [X]   No

         If "Yes," describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

             Not applicable.


25. Is the fund now engaged, or intending to engage, in any business activity other than those necessary for winding up its affairs?

            [  ]  Yes           [X]   No

         If "Yes," describe the nature and extent of those activities:

             Not applicable.

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

          Principal International Fund, Inc.

     (b) State the Investment Company Act file number of the fund surviving the
Merger:

          811-03183

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file numbers, form type used and date the agreement was filed:

         The applicable Agreement and Plan of Acquisition is Appendix A to the prospectus/proxy statement included in the Registration Statement under the Securities Act of 1933 on Form N-14 filed by Principal International Fund, Inc. on September 10, 2002, File No. 333-99375.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

          Not applicable.


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order pursuant to Section 8(f) of the Investment Company Act of 1940 on behalf of Principal Pacific Basin Fund, Inc., (ii) he is Vice President and Assistant Secretary of Principal Pacific Basin Equity Fund, Inc., and (iii) all action by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                          /s/E. H. Gillum
                        ---------------------------------
                           E. H. Gillum
                           Vice President and Assistant Secretary